2012 YEAR END EARNINGS RELEASE

Press Release

ROMA FINANCIAL CORPORATION ANNOUNCES OPERATING RESULTS FOR 2012

Robbinsville, New Jersey, February 27, 2013,– Roma Financial Corporation (NASDAQ GS: ROMA) (the “Company”), the holding company of Roma Bank and RomAsia Bank, announced today its financial condition and results of operations for the three months and year ended December 31, 2012.

At December 31, 2012, the Company’s consolidated assets were $1.81 billion, compared to $1.89 billion at December 31, 2011, and $1.85 billion at September 30, 2012.  Deposits of $1.5 billion reflected decreases of 5.8% and 0.05%, compared to those at December 31, 2011 and September 30, 2012, respectively.  Stock repurchases during the year, lowered stockholders’ equity to $215.6 million at year end, compared to $218.0 million at December 31, 2011.

“A fifty percent increase in our provision for loan losses; further compression in net interest income; costs of maintaining reacquired properties; compliance with the regulatory agreement; and merger related expenses were the significant drivers of our low earnings this year.   Non-performing assets (non-performing loans and properties acquired in foreclosures) continued their increase this year.   While the ratio of non-performing loans to total loans declined 25 basis points to 4.34%, the lowest level since the acquisition of Sterling Banks in 2010, the ratio of non-performing assets to total assets increased 51 basis points to 3.07%”,  commented Peter A. Inverso, President and CEO.

“We continued to carefully and incrementally reduce our balance sheet and the excess liquidity in it and improve our interest rate risk by lowering rates on our certificate deposit products.  Interest margins tightened further as longer term investment options remained unattractive and our loan portfolio yields contracted from refinancing and rate competition in the commercial markets.  Despite sub-par results, our balance sheet remains very strong and we remain well capitalized by current regulatory standards”, added Inverso.

The Company’s consolidated net income for the year ended December 31, 2012, was $0.6 million, compared to $7.0 million in the prior year.   The fourth quarter of this year was largely impacted by nearly $2.0 of merger expenses.  Despite a modest reduction in the annual average net interest spread, net interest income declined in 2012 by 3.7%, or approximately $2.0 million.   Net income on a per share basis was $0.02 per diluted share, compared to $0.23 per diluted share last year.

In closing, Inverso commented, “Without question, 2012 was a very difficult and challenging year for our board and management as we contended with succession efforts, regulatory response and the strategic positioning.  We see decided improvement in our financial metrics in

2013 and the benefit of being a part of a larger, community focused banking organization upon the merger of our Company and Investors Bancorp”.

Roma Financial Corporation is the holding company of Roma Bank, a community bank headquartered in Robbinsville, New Jersey, and RomAsia Bank headquartered in South Brunswick, New Jersey.  Roma Bank has been serving families, businesses and the communities of Central New Jersey for over 90 years with a complete line of financial products and services.  Roma Bank has branch locations in Mercer, Burlington, Camden and Ocean counties in New Jersey.  Visit Roma online at www.romabank.com, or RomAsia Bank at www.romasiabank.com. RomAsia Bank has two branch locations in Middlesex County, New Jersey.

Forward Looking Statements

The foregoing material contains forward-looking statements concerning the Company.  We caution that such statements are subject to a number of uncertainties and readers should not place undue reliance on any forward-looking statements.  The Company does not undertake, and specifically disclaims, any obligation to publicly release the results of any revisions that may be made to any forward-looking statements to reflect the occurrence of anticipated or unanticipated events or circumstances after the date of such statements.

Investors  Bancorp, Inc. will be filing a registration statement on Form S-4 containing a joint proxy statement/prospectus and other documents regarding the proposed transaction with the SEC.  Investors and Roma Financial stockholders and investors are urged to read the joint proxy statement/prospectus when it becomes available, because it will contain important information about Investors and Roma Financial and the proposed transaction.

When available, copies of the joint proxy statement/prospectus will be mailed to stockholders.  Copies of the joint proxy statement/prospectus also may be obtained free of charge at the SEC’s web site at http://www.sec.gov, or by directing a request to Investors Bancorp, Inc., Attention: Corporate Secretary, 101 JFK Parkway Short Hills, New Jersey 07078, or on its website at www.myinvestorsbank.com, or to Roma Financial Corporation, Attention: Corporate Secretary, 2300 Route 33, Robbinsville, New Jersey 08691 or on its website at www.romabank.com.  Copies of other documents filed by Investors or Roma Financial with the SEC may also be obtained free of charge at the SEC’s website or by directing a request to Investors or Roma Financial at the address provided above.

Investors Bancorp, Inc. and Roma Financial Corporation and certain of their directors and executive officers may be deemed to be participants in the solicitation of proxies from the stockholders of Investors and Roma Financial in connection with the proposed merger. Information about the directors and executive officers of Investors is set forth in the proxy statement, dated April 14, 2012, for Investors’ 2012 annual meeting of stockholders, as filed with the SEC on Schedule 14A.  Information about the directors and executive officers of Roma Financial is set forth in the proxy statement, dated March 14, 2012, for Roma Financial’s 2012 annual meeting of stockholders, as filed with the SEC on Schedule 14A.  Additional information regarding the interests of such participants and other persons who may be deemed participants in the transaction may be obtained by reading the joint proxy statement/prospectus included in the Form S-4 when it becomes available.  This press release does not constitute an offer to sell or the solicitation of an offer to sell or the solicitation of an offer to buy any securities.